Exhibit 2

InterOil Corporation Consolidated Financial Statements (Expressed in United States dollars) Nine months and quarter ended September 30, 2006 and 2005

InterOil Corporation Consolidated Balance Sheets (Unaudited, Expressed in United States dollars)

	As at
	September 30,	December 31,	September 30,
	2006	2005	2005
	$	$	$
	(unaudited)	(audited)	(unaudited)
			(adjusted — note 23)
Assets
Current assets:
Cash and cash equivalents (note 4)	30,597,797	59,601,807	64,512,686
Cash restricted (note 6)	38,811,289	16,662,269	32,539,480
Trade receivables (note 7)	33,353,429	49,958,973	34,604,923
Commodity derivative contracts (note 6)	1,703,100	1,482,798	317,750
Deferred hedge loss (note 6)	—	—	442,463
Other assets	95,265	1,011,195	424,469
Inventories (note 8)	103,125,128	44,087,484	66,660,952
Prepaid expenses	1,509,444	638,216	885,357
Deposit on business acquisition (note 24)	30,639,000	—	—

Total current assets	239,834,452	173,442,742	200,388,080
Deferred financing costs (note 15)	1,831,073	1,256,816	1,195,484
Plant and equipment (note 9)	236,989,837	237,399,148	238,923,484
Oil and gas properties (note 10)	28,044,170	16,399,492	13,491,944
Future income tax benefit	1,203,600	1,058,898	1,094,416

Total assets	507,903,132	429,557,096	455,093,408

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	72,362,650	26,005,034	42,401,468
Income tax payable	3,492,900	3,900,459	3,180,057
Working capital facility — crude feedstock (note 11)	66,425,433	70,724,322	53,580,043
Deferred hedge gain (note 6)	959,687	1,016,998	—
Unsecured loan (note 14)	—	21,453,132	20,889,196
Deferred LNG project liability (note 15)	5,092,097	—	—
Current portion of secured loan (note 15)	—	9,000,000	9,000,000
Current portion of indirect participation interest — PNGDV (note 16)	1,749,626	—	—
Current portion of indirect participation interest (note 16)	19,533,513	35,092,558	38,614,902

Total current liabilities	169,615,906	167,192,503	167,665,666
Accrued financing costs (note 15)	1,450,000	921,109	906,664
Secured loan (note 15)	186,053,775	71,500,000	76,000,000
Indirect participation interest (note 16)	29,794,048	30,166,311	39,183,290
Indirect participation interest — PNGDV (note 16)	—	9,685,830	9,685,830

Total liabilities	386,913,729	279,465,753	293,441,450

Non-controlling interest (note 17)	5,726,684	6,023,149	6,160,667

Shareholders’ equity:
Share capital (note 18)	232,678,088	223,934,500	222,727,624
Authorised — unlimited
Issued and outstanding — 29,829,513
(Dec 31, 2005 — 29,163,320)
(Sep 30, 2005 — 29,062,920)
Contributed surplus	4,196,247	2,933,586	2,637,705
Warrants (note 20)	2,137,852	2,137,852	2,137,852
Foreign currency translation adjustment	1,343,294	477,443	1,241,146
Conversion options (note 16)	25,475,368	25,475,368	25,475,368
Accumulated deficit	(150,568,130)	(110,890,555)	(98,728,404)

Total shareholders’ equity	115,262,719	144,068,194	155,491,291

Total liabilities and shareholders’ equity	507,903,132	429,557,096	455,093,408

See accompanying notes to the consolidated financial statements

InterOil Corporation Consolidated Statement of Operations (Unaudited, Expressed in United States dollars)

	Quarter ended		Nine months ended
	September 30	September 30	September 30	September 30
	2006	2005	2006	2005
	$	$	$	$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(adjusted- note 23)		(adjusted- note 23)
Revenue
Sales and operating revenues	109,351,784	128,792,531	340,758,419	357,097,185
Interest	1,047,618	586,034	2,375,543	984,670
Other	972,448	86,828	3,191,978	242,019

	111,371,850	129,465,393	346,325,940	358,323,874

Expenses
Cost of sales and operating expenses	104,460,372	117,921,375	335,078,455	344,074,031
Administrative and general expenses	8,008,969	5,484,711	22,051,328	12,563,127
Depreciation and amortization	3,099,858	2,943,295	8,799,170	8,338,380
Exploration costs, excluding exploration impairment (note 10)	52,244	218,360	1,715,614	306,275
Exploration impairment (note 10)	34,997	116,762	299,815	397,237
Legal and professional fees	886,676	450,524	2,803,935	2,431,709
Short term borrowing costs	2,444,277	1,839,753	6,625,549	6,725,207
Long term borrowing costs	3,478,351	1,600,798	7,247,211	4,789,360
Accretion expense (note 16)	617,807	1,390,351	3,399,114	4,383,124
Loss on amendment of indirect participation interest — PNGDV (note 16)	—	—	1,446,901	—
Foreign exchange loss/(gain)	(4,402,024)	(588,438)	(4,493,566)	(118,616)

	118,681,527	131,377,491	384,973,526	383,889,834

Loss before income taxes and non-controlling interest	(7,309,677)	(1,912,098)	(38,647,586)	(25,565,960)

Income tax recovery/(expense)	(291,165)	(984,009)	(1,336,932)	(1,791,038)

Loss before non-controlling interest	(7,600,842)	(2,896,107)	(39,984,518)	(27,356,998)

Non-controlling interest (note 17)	47,241	(15,630)	306,943	236,738

Net loss	(7,553,601)	(2,911,737)	(39,677,575)	(27,120,260)

Basic loss per share (note 21)	(0.25)	(0.10)	(1.34)	(0.94)
Diluted loss per share (note 21)	(0.25)	(0.10)	(1.34)	(0.94)
Weighted average number of common shares outstanding
Basic and diluted	29,802,448	29,030,677	29,523,026	28,757,305

See accompanying notes to the consolidated financial statements

InterOil Corporation Consolidated Statements of Cash Flows (Unaudited, Expressed in United States dollars)

	Quarter ended		Nine months ended
	September 30	September 30	September 30	September 30
	2006	2005	2006	2005
	$	$	$	$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(adjusted- note 23)		(adjusted- note 23)
Cash flows provided by (used in):
Operating activities
Net (loss) (note 5)	(7,553,601)	(2,911,737)	(39,677,575)	(27,120,260)
Adjustments for non-cash transactions
Non-controlling interest	(47,241)	15,630	(306,943)	(236,738)
Depreciation and amortization	3,099,858	2,943,295	8,799,170	8,338,380
Future income tax asset	(241,124)	148,422	(144,702)	209,215
Loss/(gain) on sale of plant and equipment	(19,894)	(70,118)	236,499	(70,118)
Impairment of plant and equipment	—	—	755,857	—
Amortization of discount on debt	—	14,445	28,891	146,810
Amortization of deferred financing costs	6,376	38,668	104,717	116,004
Accretion of discount on indirect participation interest	617,807	1,390,351	3,399,114	4,383,124
Loss/(gain) on unsettled hedge contracts	(906,205)	22,595	(315,485)	(21,200)
Gain on derivative contracts	177,050	(779,728)	48,350	(779,728)
Stock compensation expense/(recovery)	600,251	1,584,919	1,403,122	1,086,115
Capitalized oil and gas properties expensed	34,997	116,762	299,815	397,237
Inventory revaluation	6,269,821	225,671	13,342,181	225,671
Loss on amendment of indirect participation interest — PNGDV	—	—	1,446,901	—
Unrealized foreign exchange (gain)	(4,402,024)	(588,438)	(4,493,566)	(118,616)
Non-cash interest on secured loan facility	1,040,005	—	1,432,383	—
Change in non-cash operating working capital Increase in foreign currency translation adjustment	682,934	160,248	865,851	777,946
(Increase)/decrease in trade receivables	(319,215)	16,893,625	16,605,544	24,093,144
(Increase)/decrease in other assets and prepaid expenses	708,551	714,235	44,702	(313,567)
(Increase) in inventories	(3,686,325)	(16,321,830)	(68,001,866)	(38,851,105)
Increase in accounts payable, accrued liabilities and income tax payable	5,023,161	17,614,553	46,484,783	13,252,835

	1,085,182	21,211,568	(17,642,257)	(14,484,851)

Investing activities
Expenditure on oil and gas properties	(9,051,135)	(2,154,686)	(11,828,885)	(7,283,820)
Expenditure on plant and equipment	(2,950,647)	(996,200)	(13,179,740)	(2,905,179)
Proceeds from indirect participation interest	—	—	—	80,410,591
Expenditure on oil and gas properties applied against indirect participation interest (note 16)	(3,461,981)	(9,168,841)	(20,764,839)	(17,970,822)
Proceeds received on sale of assets	50,562	76,788	3,797,526	76,788
Repayment of business combination financing	—	—	—	(12,226,581)
Deposit on business acquisition (note 24)	(26,139,000)	—	(30,639,000)	—
(Increase) in restricted cash held as security on borrowings	(12,302,122)	(233,808)	(22,149,020)	(16,940,257)
Change in non-cash working capital
Increase/(decrease) in accounts payable and accrued liabilities	12,479	73,507	(713,699)	3,118,750

	(53,841,844)	(12,403,240)	(95,477,657)	26,279,470

Financing activities
Proceeds from/(repayments of) unsecured loan	—	889,196	(21,453,132)	20,889,196
(Repayments of) secured loan	—	—	(4,500,000)	—
Proceeds from secured loan, net of transaction costs	34,257,500	—	113,713,489	—
Increase in deferred financing fees related to secured loan	100,000	—	—	—
Proceeds from conversion options	—	—	—	22,700,814
(Repayments) to related parties	—	—	—	(1,056,251)
(Repayments) of working capital facility	(12,197,693)	(29,384,454)	(4,298,889)	(22,940,498)
Proceeds from issue of common shares	158,101	597,733	654,436	4,580,408

	22,317,908	(27,897,525)	84,115,904	24,173,669

Increase/(decrease) in cash and cash equivalents	(30,438,754)	(19,089,197)	(29,004,010)	35,968,288
Cash and cash equivalents, beginning of period	61,036,551	83,601,883	59,601,807	28,544,398

Cash and cash equivalents, end of period (note 4)	30,597,797	64,512,686	30,597,797	64,512,686

See accompanying notes to the consolidated financial statements
See note 5 for non cash financing and investing activities

InterOil Corporation Consolidated Statements of Shareholders’ Equity (Unaudited, Expressed in United States dollars)

	Nine months ended	Year ended	Nine months ended
	September 30,	December 31,	September 30,
	2006	2005	2005
	$	$	$
	(unaudited)	(audited)	(unaudited)
			(adjusted — note 23)
Share capital

At beginning of period	223,934,500	216,813,654	216,813,654
Issue of capital stock (note 18)	8,743,588	7,120,846	5,913,970

At end of period	232,678,088	223,934,500	222,727,624

Contributed surplus

At beginning of period	2,933,586	1,841,776	1,841,776
Stock compensation (note 19)	1,262,661	1,091,810	795,929

At end of period	4,196,247	2,933,586	2,637,705

Warrants

At beginning of period	2,137,852	2,258,227	2,258,227
Movement for period (note 20)	—	(120,375)	(120,375)

At end of period	2,137,852	2,137,852	2,137,852

Foreign currency translation adjustment

At beginning of period	477,443	463,200	463,200
Movement for period, net of tax	865,851	14,243	777,946

At end of period	1,343,294	477,443	1,241,146

Conversion options

At beginning of period	25,475,368	25,475,368	—
Movement for period (note 16)	—	—	25,475,368

At end of period	25,475,368	25,475,368	25,475,368

Accumulated deficit

At beginning of period	(110,890,555)	(71,608,144)	(71,608,144)
Net (loss) for period	(39,677,575)	(39,282,411)	(27,120,260)

At end of period	(150,568,130)	(110,890,555)	(98,728,404)

Shareholders’ equity at end of period	115,262,719	144,068,194	155,491,291

See accompanying notes to the consolidated financial statements

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
1. Nature of operations and organization
InterOil Corporation (the “Company” or “InterOil”) is a publicly traded, integrated oil and gas company operating in Papua New Guinea (“PNG”).
Management has segmented the company’s business based on differences in products and services and management strategy and responsibility. The Company’s business is conducted predominantly through three major business segments – upstream, midstream and downstream.
Upstream includes exploration for and development of crude oil and natural gas. Midstream includes refinery operations. The refinery processes crude oil into naphtha, gasoline, diesel, LPG, jet/kerosene, and low sulphur waxy residue. The midstream operations sell to the PNG domestic market as well as to the export market. Downstream includes the distribution of refined products and lubricants, including gasoline, diesel and fuel oil in PNG.
2. Significant accounting policies
(a) Principles of consolidation and the preparation of financial statements
These financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) applicable to a going concern.
The consolidated financial statements for the nine months ended September 30, 2006 are in accord with Canadian GAAP requiring management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.
The consolidated financial statements of the Company include the financial statements of SP InterOil, LDC (“SPI”) (99.9%), SPI Exploration and Production Corporation (100%), SPI Distribution Limited (100%), InterOil Australia Pty Ltd (100%), SPI InterOil Holdings Limited (100%), Direct Employment Services Company (100%), PNG LNG, Inc (100%), and their subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.
(b) Going concern
These consolidated financial statements assume that InterOil will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations and therefore the consolidated financial statements do not include any adjustments relating to the recoverability of assets.
As shown in the consolidated financial statements, the Company incurred a net loss of $39.7 million and used cash in its operating activities of $17.6 million during the nine months ended September 30, 2006. The Company had cash and cash equivalents of $69.4 million at September 30 2006, $38.8 million being in restricted cash. The Company believes that this is sufficient to fund on-going operations. The current financial condition, among other factors, indicates that with focused management and the continued support of lenders InterOil has the ability to continue as a going concern.
The Company’s continuation as a going concern is dependent upon its ability to internally generate or externally raise additional cash to allow for the satisfaction of its obligations on a timely basis. InterOil is actively optimizing the business, improving cash generated from operations and exploring various financing alternatives. Management has initiated business improvement programs and will continue to manage value enhancing opportunities and reduce expenses until optimal operations are achieved. While the Company is exploring all opportunities to improve its financial condition, there is no assurance that these programs will be successful.
(c) Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and deposits with a maturity of less than three months at the time of purchase and excludes restricted cash. Cash and cash equivalents are carried at cost. Accrued interest is included with other receivables.
(d) Restricted cash
Restricted cash consists of cash on deposit with a maturity of less than three months at the time of purchase but which is restricted from being used in daily operations. Restricted cash is carried at cost. Accrued interest is included with other receivables.
(e) Trade receivables
The collectibility of debts is assessed at the reporting date and specific provision is made for any doubtful accounts. The Company sells certain trade receivables with recourse to BNP Paribas under its working capital facility. The receivables are retained on the balance sheet as the Company retains the risks and rewards associated with carrying the receivables.

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
2. Significant accounting policies (cont’d)
(f) Inventory
Crude oil and refined petroleum products are recorded on a first-in, first-out basis and valued at the lower of cost or net realizable value. The net realizable value test for crude oil and refined petroleum products are performed separately. The cost of midstream refined petroleum product consists of raw material, labour, direct overheads and transportation costs. Cost of downstream refined petroleum product includes the cost of the product plus related freight, wharfage and insurance.
(g) Derivative financial instruments
Derivative financial instruments are utilized by the Company in the management of its crude purchase cost exposures and its naphtha, low sulphur waxy residue, diesel and jet kerosene sales price exposures. The Company’s policy is not to utilize derivative financial instruments for trading or speculative purposes. The company may choose to designate derivative financial instruments as hedges.
When applicable, at the inception of the hedge, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions, the nature of the risk being hedged, how the hedging instruments’ effectiveness in offsetting the hedged risk will be assessed and a description of the method for measuring ineffectiveness. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company also assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items at inception and on an ongoing basis.
Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in a separate component of liabilities, until earnings are affected by the variability in cash flows of the designated hedged item.
The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is no longer designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.
In all situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company recognizes immediately in earnings gains and losses that were previously accumulated in a separate component of liabilities.
The Company enters into crude swaps in order to reduce the impact of fluctuating crude prices on its cost of sales. These swap agreements require the periodic exchange of payments without the exchange of the notional product amount on which the payments are based. The Company designates its crude price swap agreements as hedges of the underlying purchase. Cost of sales is adjusted to include the payments made or received under the crude purchase cost swaps.
The Company enters into naphtha, diesel and jet kerosene swaps in order to reduce the impact of fluctuating naphtha, jet kerosene and diesel prices, respectively, on its revenue. These swap agreements require the periodic exchange of payments without the exchange of the notional product amounts on which the payments are based. The Company designates its naphtha, diesel and jet kerosene price swap agreements as hedges of the underlying sale. Sales revenue of the respective product is adjusted to include the payments made or received under the price swaps.
(h) Deferred financing costs
Deferred financing costs represent the unamortized financing costs paid to secure borrowings. Amortization is provided on a straight-line basis, over the term of the related debt and is included in expenses for the period.

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
2. Significant accounting policies (cont’d)
(i) Plant and equipment
Refinery assets
The Company’s most significant item of plant and equipment is the oil refinery in PNG. The refinery is included within midstream assets. During 2004, the company was considered to be in the construction and pre-operating stage of development of the oil refinery, however, the pre-operating stage ceased on January 1, 2005. Project costs, net of any recoveries, incurred during the pre-operating stage were capitalized as part of plant and equipment. The refinery assets are recorded at cost. Development costs and the costs of acquiring or constructing support facilities and equipment are capitalized. Interest costs relating to the construction and pre-operating stage of the development project prior to commencement of commercial operations were capitalized as part of the cost of such plant and equipment. Refinery related assets are depreciated on straight line basis over their useful lives, at an average rate of 4% per annum. The refinery is built on land leased from the Independent State of Papua New Guinea. The lease expires on July 26, 2097 and does not outline any terms for restoration and closure costs.
Repairs and maintenance costs, other than major turnaround costs, are charged to earnings as incurred. Major turnaround costs will be deferred to other assets when incurred and amortized over the estimated period of time to the next scheduled turnaround. No major turnaround costs had been incurred up to September 30, 2006.
Other assets
Property, plant and equipment are recorded at cost. Depreciation of assets begins when the asset is in place and ready for its intended use. Assets under construction and deferred project costs are not depreciated. Depreciation of plant and equipment is calculated using the straight line method, based on the estimated service life of the asset. Maintenance and repair costs are expensed as incurred. Improvements that increase the capacity or prolong the service life of an asset are capitalized. The depreciation rates by category are as follows:

Downstream	0% - 25%
Midstream	1% - 33%
Upstream	4% - 100%
Corporate	13% - 33%
Leased assets
Operating lease payments are representative of the pattern of benefit derived from the leased asset and accordingly are included in expenses in the periods in which they are incurred.
Asset retirement obligations
Estimated costs of future dismantlement, site restoration and abandonment of properties are provided based upon current regulations and economic circumstances at year end. Management estimates there are no material obligations associated with the retirement of the refinery or with its normal operations relating to future restoration and closure costs. The refinery is built on land leased from the Independent State of Papua New Guinea. The lease expires on July 26, 2097.
Disposal of property, plant and equipment
At the time of disposition of plant and equipment, accounts are relieved of the asset values and accumulated depreciation and any resulting gain or loss is included in the statement of operations.
Environmental remediation
Remediation costs are accrued based on estimates of known environmental remediation exposure. Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred. Provisions are determined on an assessment of current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis. No provision has been raised.
(j) Assets held for sale
Non-current assets are classified as held for sale and stated at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.
An impairment loss is recognized for any initial or subsequent write down of the asset (or disposal group) to fair value less costs to sell. A gain is recognized for any subsequent increase in fair value less costs to sell an asset, but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of sale of the non-current asset is recognized at the date of derecognition.
Non-current assets are not depreciated or amortized while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized.
Non-current assets classified as held for sale are presented separately from other assets in the balance sheet.

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
2. Significant accounting policies (cont’d)
(k) Oil and gas properties
The Company uses the successful-efforts method to account for its oil and gas exploration and development activities. Under this method, costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred. The Company continues to carry as an asset the cost of drilling exploratory wells if the required capital expenditure is made and drilling of additional exploratory wells is underway or firmly planned for the near future or when exploration and evaluation activities have not yet reached a stage to allow reasonable assessment regarding the existence of economical reserves. Capitalized costs for producing wells will be subject to depletion on the units-of-production method. Geological and geophysical costs are expensed as incurred.
(l) Future income taxes
The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. A valuation allowance is provided against any portion of a future tax asset which will more likely not be recovered.
(m) Employee entitlements
The amounts expected to be paid to employees for their pro-rata entitlement to long service and annual leave and leave fares are accrued having regard to anticipated periods of service, remuneration levels and statutory obligations.
(n) Revenue recognition
The following particular accounting policies, which significantly affect the measurement of profit and of financial position, have been applied.
Revenue from midstream operations:
Revenue from sales of products is recognized when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. During the period ended September 30, 2006, sales between the business segments of the Company have been eliminated from sales and operating revenues and cost of sales. Up to December 31, 2004, the sales between business segments of the Company were eliminated from sales and operating revenues and cost of sales and the asset for the refinery as all revenues and expenses relating to the refinery were capitalized as part of the development stage activities.
Revenue from downstream operations:
Sales of goods are recognized when the Company has delivered products to the customer, the customer takes ownership and assumes risk of loss, collection of the receivable is probable, persuasive evidence of an arrangement exists and the sale price is fixed or determinable. It is not the Company’s policy to sell products with a right of return.
Interest income:
Interest income is recognized on a time-proportionate basis.
(o) Foreign currency translation
For subsidiaries considered to be self-sustaining foreign operations, all assets and liabilities denominated in foreign currency are translated to United States dollars at exchange rates in effect at the balance date and all revenue and expense items are translated at the rates of exchange in effect at the time of the transactions. Foreign exchange gains or losses are reported as a separate component of shareholders’ equity.
For subsidiaries considered to be an integrated foreign operation, monetary items denominated in foreign currency are translated to United States dollars at exchange rates in effect at balance date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expense items are translated at the rates of exchange in effect at the time of the transactions. Foreign exchange gains or losses are included in the statement of operations.
(p) Stock-based compensation
The Company uses the fair value based method to account for employee stock options. Under the fair value based method, compensation expense is measured at fair value at the date of grant and is expensed over the award’s vesting period.

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
2. Significant accounting policies (cont’d)
(q) Per share amounts
Basic common shares outstanding are the weighted average number of common shares outstanding for each period. The calculation of basic per share amounts is based on net earnings/(loss) divided by the weighted average of common shares outstanding.
Diluted per share amounts are computed similarly to basic per share amounts except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, conversion options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and the proceeds from such exercises were used to acquire shares of common stock at the average price during the reporting period.
(r) Vulnerability to concentration risk
Credit risk
A significant amount of the Company’s export sales are made to one customer which represented $41,645,434 (Sep 2005 — $124,088,986) or 12% (Sep 2005 – 35%) of total sales in the nine months ended September 30, 2006. The Company’s domestic sales for the period ended September 30, 2006 were not dependent on a single customer or geographic region of PNG.
Product risk
The composition of the crude feedstock will vary the refinery output of products. The 2006 output achieved includes distillates fuels, which includes diesel, gasoline and jet fuels (64%) (Sep 2005 – 53%) and naphtha and low sulphur waxy residue (27%) (Sep 2005 – 42%). The product yields obtained will vary going forward as the refinery operations are optimized and will vary based on the type of crude feedstock used.
Geographic risk
The operations of InterOil are concentrated in Papua New Guinea.
(s) Reclassification
Certain prior years’ amounts have been reclassified to conform with current presentation.

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
3. Segmented financial information
As stated in note 1, management has identified three major business segments—upstream, midstream and downstream. In addition, the corporate segment is also presented. The corporate segment includes assets and liabilities that do not specifically relate to the other business segments. Results in this segment primarily include financing costs and interest income.
Segment accounting policies are the same as those described in note 2, significant accounting policies. Upstream, midstream and downstream include costs allocated from the corporate activities. The allocation is based on a fee for service. The eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices and to unrealized intersegment profits in inventories. All sales are attributable to the Asia Pacific region.
The foreign exchange loss/(gain) for the period has been included under office and administration and other expenses resulting in negative balances for some segments during the period.
Consolidation adjustments relating to total assets relates to the elimination of intercompany loans and investments in subsidiaries.

					Consolidation
Quarter ended September 30, 2006	Upstream	Midstream	Downstream	Corporate	adjustments	Total

Revenues from external customers	—	69,900,864	39,450,920	—	—	109,351,784
Intersegment revenues	—	24,664,998	42,907	1,581,307	(26,289,212)	—
Interest revenue	—	—	—	1,047,618	—	1,047,618
Other unallocated revenue	949,831	—	—	22,617	—	972,448

Total segment revenue	949,831	94,565,862	39,493,827	2,651,542	(26,289,212)	111,371,850

Cost of sales and operating expenses	—	95,051,873	34,116,405	—	(24,707,906)	104,460,372
Office and admin and other expenses	1,921,097	(1,740,249)	3,456,662	3,010,545	(1,581,308)	5,066,747
Exploration costs, excluding exploration impairment	52,244	—	—	—	—	52,244
Exploration impairment	34,997	—	—	—	—	34,997
Depreciation and amortisation	202,262	2,699,917	221,557	8,629	(32,507)	3,099,858
Accretion expense	617,807	—	—	—	—	617,807
Interest expense (i)	1,349	3,329,153	38,111	2,053,056	(72,167)	5,349,502

Loss from ordinary activities before income taxes	(1,879,925)	(4,774,832)	1,661,092	(2,420,688)	104,676	(7,309,677)

Income tax expense	—	—	(416,011)	124,846	—	(291,165)
Non controlling interest	—	—	—	47,241	—	47,241

Total net income/loss	(1,879,925)	(4,774,832)	1,245,081	(2,248,601)	104,676	(7,553,601)

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
3. Segmented financial information (cont’d)

Quarter ended September 30, 2005					Consolidation
(adjusted - note 23)	Upstream	Midstream	Downstream	Corporate	adjustments	Total

Revenues from external customers	—	96,652,246	32,140,285	—	—	128,792,531
Intersegment revenues	—	18,551,357	313,227	555,312	(19,419,896)	—
Interest revenue	—	—	—	586,034	—	586,034
Other unallocated revenue	—	—	—	86,828	—	86,828

Total segment revenue	—	115,203,603	32,453,512	1,228,174	(19,419,896)	129,465,393

Cost of sales and operating expenses	—	106,863,681	28,862,860	—	(17,805,166)	117,921,375
Office and admin and other expenses	333,360	2,339,659	1,063,813	3,336,708	(740,695)	6,332,845
Exploration costs, excluding exploration impairment	218,360	—	—	—	—	218,360
Exploration impairment	116,762	—	—	—	—	116,762
Depreciation and amortisation	212,642	2,663,526	54,525	12,602	—	2,943,295
Accretion expense	1,390,351	—	—	—	—	1,390,351
Interest expense	1,811	2,320,212	41,884	164,024	(73,428)	2,454,503

Loss from ordinary activities before income taxes	(2,273,286)	1,016,525	2,430,430	(2,285,160)	(800,607)	(1,912,098)

Income tax expense	—	—	(965,001)	(19,008)	—	(984,009)
Non controlling interest	—	—	—	(15,630)	—	(15,630)

Total net income/loss	(2,273,286)	1,016,525	1,465,429	(2,319,798)	(800,607)	(2,911,737)

					Consolidation
Nine months ended September 30, 2006	Upstream	Midstream	Downstream	Corporate	adjustments	Total

Revenues from external customers	—	235,577,338	105,181,081	—	—	340,758,419
Intersegment revenues	—	68,690,096	51,821	2,910,046	(71,651,963)	—
Interest revenue	—	—	—	2,375,543	—	2,375,543
Other unallocated revenue	3,142,218	—	—	49,760	—	3,191,978

Total segment revenue	3,142,218	304,267,434	105,232,902	5,335,349	(71,651,963)	346,325,940

Cost of sales and operating expenses	—	312,709,827	91,110,544	—	(68,741,917)	335,078,454
Office and admin and other expenses	5,997,059	3,950,050	9,032,332	7,985,832	(2,910,045)	24,055,228
Exploration costs, excluding exploration impairment	1,715,614	—	—	—	—	1,715,614
Exploration impairment	299,815	—	—	—	—	299,815
Depreciation and amortisation	573,157	7,923,499	372,931	27,105	(97,522)	8,799,170
Accretion expense	3,399,114	—	—	—	—	3,399,114
Interest expense (i)	4,019	8,402,419	115,531	4,723,809	(1,619,647)	11,626,131

Loss from ordinary activities before income taxes	(8,846,560)	(28,718,361)	4,601,564	(7,401,397)	1,717,168	(38,647,586)

Income tax expense	—	—	(1,276,860)	(60,072)	—	(1,336,932)
Non controlling interest	—	—	—	306,943	—	306,943

Total net income/loss	(8,846,560)	(28,718,361)	3,324,704	(7,154,526)	1,717,168	(39,677,575)

Total assets	65,965,530	344,288,862	83,803,927	383,366,085	(370,021,272)	507,403,132

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
3. Segmented financial information (cont’d)

Nine months ended September 30, 2005					Consolidation
(adjusted-note 23)	Upstream	Midstream	Downstream	Corporate	adjustments	Total

Revenues from external customers	—	271,436,013	85,661,172	—	—	357,097,185
Intersegment revenues	—	56,497,379	442,579	1,412,887	(58,352,845)	—
Interest revenue	—	—	—	984,670	—	984,670
Other unallocated revenue	—	—	—	242,019	—	242,019

Total segment revenue	—	327,933,392	86,103,751	2,639,576	(58,352,845)	358,323,874

Cost of sales and operating expenses	—	324,010,324	75,924,057	—	(55,860,350)	344,074,031
Office and admin and other expenses	1,227,840	8,162,013	4,576,487	6,024,841	(1,598,270)	18,392,911
Exploration costs, excluding exploration impairment	306,275	—	—	—	—	306,275
Exploration impairment	397,237	—	—	—	—	397,237
Depreciation and amortisation	218,011	7,935,623	149,450	35,296	—	8,338,380
Accretion expense	4,383,124	—	—	—	—	4,383,124
Interest expense	5,579	7,406,239	181,942	540,736	(136,620)	7,997,876

Loss from ordinary activities before income taxes	(6,538,066)	(19,580,807)	5,271,815	(3,961,297)	(757,605)	(25,565,960)

Income tax expense	—	—	(1,694,610)	(96,428)	—	(1,791,038)
Non controlling interest	—	—	—	236,738	—	236,738

Total net income/ loss	(6,538,066)	(19,580,807)	3,577,205	(3,820,987)	(757,605)	(27,120,260)

Total assets	92,171,151	331,064,472	43,150,517	231,583,218	(242,875,950)	455,093,408

4. Cash and cash equivalents
The components of cash and cash equivalents are as follows:

	September 30,	December 31,	September 30,
	2006	2005	2005
	$	$	$

Cash on deposit	30,597,797	59,601,807	64,512,686

5. Supplemental cash flow information
All non-cash investing and financing activities disclosed in note 5 relate to the “corporate” segment except for that involving the decrease in plant and equipment as a result of impairment (upstream).

	Quarter ended		Nine months ended
	September 30	September 30	September 30	September 30
	2006	2005	2006	2005
	$	$	$	$

Cash paid during the year
Interest	1,648,663	1,246,730	8,199,040	5,062,917
Income taxes	497,566	8,712	1,811,005	17,551
Interest received	1,169,643	—	2,370,265	200,497
Non-cash investing and financing activities:
Decrease in plant and equipment as a result of impairment	—	—	755,857	—
Increase in deferred LNG project liability	1,517,532	—	5,092,097	—
Increase in share capital from:
the exercise of share options	—	62,390	140,461	255,637
the exercise of warrants	—	120,375	—	120,375
conversion of indirect participation interest (PNGDV) into share capital	—	923,000	7,948,691	923,000

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
6. Financial instruments
Cash and cash equivalents
With the exception of cash and cash equivalents and restricted cash, all financial assets are non-interest bearing. In the nine months ended September 30, 2006, the company earned 4.7% on the cash on deposit which related to the working capital facility. In the nine months ended September 30, 2006, cash and cash equivalents earned an average interest rate of 4.6% per annum (Sep 2005 — 1.6%) on cash, other than the cash on deposit that was related to the working capital facility.
Credit risk is minimized as all cash amounts and certificate of deposit are held with large banks which have acceptable credit ratings determined by a recognized rating agency. The carrying values of cash and cash equivalents, trade receivables, all other assets, accounts payable and accrued liabilities, all short-term loan facilities and amounts due to related parties approximate fair values due to the short term maturities of these instruments.
Cash restricted
All other components of cash and cash equivalents are non-interest bearing. Restricted cash, which mainly relates to the working capital facility, is comprised of the following:

	September 30,	December 31,	September 30,
	2006	2005	2005
	$	$	$

Cash deposit on working capital facility (4.7%)	35,652,911	16,452,216	27,364,638
Cash deposit on secured loan (3.8%)	642,165	106,267	5,070,202
Debt reserve for secured loan	2,368,901	—	—
Bank term deposits on Petroleum Prospecting Licenses (0.8%)	107,740	103,786	104,640
Cash deposit on office premises (4.5%)	39,572	—	—

	38,811,289	16,662,269	32,539,480

Cash held as deposit on the working capital facility supports the Company’s working capital facility with BNP Paribas. The balance is initially based on 20% of the outstanding balance of the facility subject to fluctuations or variations in inventory and accounts receivables. The cash held as deposit on secured loan supports the Company’s secured loan borrowings with the Overseas Private Investment Corporation (“OPIC”). The debt reserve for secured loan supports the bridging facility.
Bank term deposits on Petroleum Prospecting Licenses are unavailable to the company while Petroleum Prospecting Licenses 236, 237 and 238 are being utilized by the Company.
Commodity derivative contracts
InterOil uses derivative commodity instruments to manage exposure to price volatility on a portion of its refined product and crude inventories. As at September 30, 2006, InterOil had entered into a naphtha swap agreement to hedge a portion of the anticipated fourth quarter 2006 sales of naphtha, and crude swap agreements to hedge a portion of the anticipated 2006 sales of finished products. InterOil had also entered into a crude swap agreement to hedge a portion of its anticipated fourth quarter 2006 low sulphur waxy residue sales by buying and selling the raw material component, crude at fixed prices to match the timing of the purchase and sale respectively.
At September 30, 2006, InterOil had a net receivable of $1,703,100 (Dec 2005 — $1,482,798, Sep 2005 —$317,750) relating to commodity hedge contracts. Of this total, a receivable of $1,166,450 (Dec 2005 —$897,798, Sep 2005 — $317,750) relates to hedges deemed effective at September 30, 2006 and a receivable of $536,650 (Dec 2005 — receivable of $585,000, Sep 2005 — $nil) relates to derivative contracts that were closed and for which hedge accounting has been discontinued. The gain on the derivative contracts for which hedge accounting was discontinued is included in general and administration expenses for the nine months ended September 30, 2006. The gain on the hedges on which final pricing will be determined in future periods of $959,687 (Dec 2005 — gain of $1,016,998, Sep 2005 — loss of $442,463) has been included in the deferred hedge gain/(loss) account on the balance sheet.
The following summarizes the effective hedge contracts by derivative type on which final pricing will be determined in future periods as at September 30, 2006:

Derivative	Type	Notional volumes (bbls)

Crude swap	Sell crude	50,000
Crude swap	Buy crude	100,000
Naphtha spread	Sell naphtha	75,000

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
6. Financial instruments (cont’d)
As at December 31, 2005:

Derivative	Type	Notional volumes (bbls)

Crude swap	Sell crude	300,000
Crude swap	Buy crude	250,000
Jet kerosene crack spread swap	Sell jet kerosene/buy crude	249,999

As at September 30, 2005:

Derivative	Type	Notional volumes (bbls)

Crude swap	Sell crude	150,000
Diesel crack spread swap	Sell diesel/buy crude	150,000

7. Trade receivables
At September 30, 2006, the Company had a discounting facility with BNP Paribas on specific monetary receivables (note 11). Under the facility, the company is able to sell on a revolving basis specific monetary receivables up to $40,000,000. As at September 30, 2006, $nil (Dec 2005 — $23,196,914, Sep 2005 — $17,048,558) in outstanding accounts receivable had been sold with recourse under the facility. As the sale is with recourse, the receivables are retained on the balance sheet and included in the accounts receivable and the proceeds are recognized in the working capital facility. The Company has retained the responsibility for administering and collecting accounts receivable sold.
At September 30, 2006, $20,258,634 (Dec 2005 — $39,430,264, Sep 2005 — $27,125,075) of the trade receivables secures the BNP Paribas working capital facility disclosed in note 11. This balance includes $5,578,923 (Dec 2005 — $5,059,192, Sep 2005 — $2,905,771) of intercompany receivables which were eliminated on consolidation.
8. Inventories

	September 30,	December 31,	September 30,
	2006	2005	2005
	$	$	$

Midstream (crude oil feedstock)	38,752,643	5,019,580	20,595,507
Midstream (refined petroleum product)	48,183,651	25,967,357	31,981,994
Downstream (refined petroleum product)	16,188,834	13,100,547	14,083,451

	103,125,128	44,087,484	66,660,952

At September 30, 2006, inventory had been written down to its net realizable value. The write down for the nine month period of $13,342,181 (Dec 2005 — $355,215, Sep 2005 — $225,671) is included in cost of sales.
At September 30, 2006, $86,936,294 (Dec 2005 — $30,986,937, Sep 2005 — $52,577,501) of the midstream inventory balance secures the BNP Paribas working capital facility disclosed in note 11.

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
9. Plant and equipment
The majority of the Company’s plant and equipment is located in PNG, except for items in the corporate segment with a net book value of $117,777 (Dec 2005 — $132,375, Sep 2005 — $105,997) which are located in Australia. Amounts in deferred project costs and work in progress are not being amortised.
Consolidation entries relates to midstream assets which were created when the gross margin on 2004 refinery sales to the downstream segment were eliminated in the development stage of the refinery.

				Corporate &
September 30, 2006	Upstream	Midstream	Downstream	Consolidated	Totals

Plant and equipment	1,247,201	249,856,717	13,164,752	135,788	264,404,458
Deferred project costs and work in progress	—	—	2,440,171	—	2,440,171
Consolidation entries	—	—	—	(3,023,196)	(3,023,196)
Accumulated depreciation and amortization	(136,153)	(18,953,631)	(7,723,801)	(18,011)	(26,831,596)

Net book value	1,111,048	230,903,086	7,881,122	(2,905,419)	236,989,837

Capital expenditure	—	12,046,029	2,023,815	145,808	14,215,652

				Corporate &
December 31, 2005	Upstream	Midstream	Downstream	Consolidated	Totals

Plant and equipment	5,657,125	238,078,544	12,164,417	331,183	256,231,269
Deferred project costs and work in progress	—	1,987,085	1,386,488	—	3,373,573
Consolidation entries	—	—	—	(3,120,718)	(3,120,718)
Accumulated depreciation and amortization	(308,378)	(11,245,748)	(7,332,042)	(198,808)	(19,084,976)

Net book value	5,348,747	228,819,881	6,218,863	(2,988,343)	237,399,148

Capital expenditure	—	3,284,108	1,902,334	95,782	5,282,224

				Corporate &
September 30, 2005	Upstream	Midstream	Downstream	Consolidated	Totals

Plant and equipment	5,657,125	236,913,564	13,596,242	290,371	256,457,302
Deferred project costs and work in progress	—	1,283,947	1,187,299	—	2,471,246
Consolidation entries	—	(50,875)	(558,646)	(3,250,746)	(3,860,267)
Accumulated depreciation and amortization	(235,680)	(7,262,007)	(8,462,736)	(184,374)	(16,144,797)

Net book value	5,421,445	230,884,629	5,762,159	(3,144,749)	238,923,484

Capital expenditure	—	2,686,416	1,264,834	54,967	4,006,217

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
10. Oil and gas properties
Costs of oil and gas properties which are not subject to depletion and which have not been applied against the indirect participation interest liability (note 16) are as follows:

	September 30,	December 31,	September 30,
	2006	2005	2005
	$	$	$

Drilling equipment	16,710,715	15,100,860	12,087,723
Petroleum Prospecting License drilling programs at cost
PPL 238	11,333,455	1,298,632	33,446
Other properties	—	—	1,370,775

	28,044,170	16,399,492	13,491,944

The following table discloses a breakdown of the exploration expenses presented in the statements of operations for the periods ended:

	September 30,	December 31,	September 30,
	2006	2005	2005
	$	$	$

Exploration costs, excluding exploration impairment	1,715,614	—	306,275

Exploration impairment
Costs incurred in prior years	299,815	2,059,367	300,000
Costs incurred in current year	—	85,062	97,237

Total exploration impairment	299,815	2,144,429	397,237

	2,015,429	2,144,429	703,512

11. Working capital facility — crude feedstock
InterOil had a working capital credit facility with BNP Paribas (Singapore branch) with a maximum availability of $150,000,000. The facility was increased to $170,000,000 on August 18, 2006. The cash balance outstanding on the facility at September 30, 2006 was $66,425,433 (Dec 2005 — $70,724,322, Sep 2005 — $53,580,043) which was comprised of short term advances of $66,425,433 (Dec 2005 — $47,527,408, Sep 2005 — $36,531,485) and discounted monetary receivables of $nil (Dec 2005 — $23,196,914, Sep 2005 — $17,048,558). This financing facility supports the ongoing procurement of crude oil for the refinery and includes related hedging transactions. The facility comprises a base facility to accommodate the issuance of letters of credit followed by secured loans in the form of short term advances. In addition to the base facility, the agreement offers both a cash secured short term facility and a discounting facility on specific monetary receivables (note 7). The facility is secured by sales contracts, purchase contracts, certain cash accounts associated with the refinery, all crude and refined products of the refinery and trade receivables.
The facility bears interest at LIBOR + 2.5% on the short term advances. During the period the weighted average interest rate was 7.36% (Dec 2005 — 5.8%, Sep 2005 — 5.54%).
The following table outlines the facility and the amount available for use at year end:

	September 30,	December 31,	September 30,
	2006	2005	2005
	$	$	$

Working capital credit facility	170,000,000	150,000,000	150,000,000
Less amounts outstanding:
Short term advances	(66,425,433)	(47,527,408)	(36,531,485)
Discounted receivables (note 7)	—	(23,196,914)	(17,048,558)
Letters of credit outstanding	(46,790,000)	(33,765,000)	(15,571,729)
Hedging facility	(1,500,000)	(1,500,000)	(1,500,000)

Working capital credit facility available for use	55,284,567	44,010,678	79,348,228

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
11. Working capital facility — crude feedstock (cont’d)
At September 30, 2006, the company had one letter of credit outstanding for $46,970,000 (Dec 2005 — $33,765,000, Sep 2005 — $15,571,729) which expires in October 2007.
The cash deposit on working capital facility as separately disclosed in note 6 included restricted cash of $35,652,911 (Dec 2005 — $16,452,216, Sep 2005 — $27,364,638) which was being maintained as a security market for the facility. In addition, inventory of $86,936,294 (Dec 2005 — $30,986,937, Sep 2005 — $79,348,228), trade receivables of $20,258,634 (Dec 2005 — $39,430,214, Sep 2005 — $27,125,075) also secured the facility. The trade receivable balance securing the facility includes $5,578,923 (Dec 2005 — $5,059,192, Sep 2005 — $5,096,181) of inter-company receivables which were eliminated on consolidation.
12. Acquisition of a subsidiary
In 2006, InterOil acquired 100% of the issued share capital of PNG LNG, Inc. and Natural Gas Development Company Limited for a total cost of $1,001 which will be paid in cash. The purchase price reflected the book value of the shares at the time of acquisition. PNG LNG, Inc. and the Natural Gas Development Company Limited were both dormant shelf companies at the time of acquisition. These companies will be used for future liquid natural gas projects.
In 2005, InterOil acquired 100% of the issued share capital of Direct Employment Services Company (“DESC”) and SPI InterOil Holdings Limited for a total cost of $2,000 which was paid in cash. The purchase price reflected the book value of the shares at the time of acquisition. DESC was initially established for the purposes of providing non-profit management services to the Company for its U.S. employees and it has continued to provide management services to the Company since its acquisition. Prior to its acquisition, DESC was partially owned by Christian Vinson, the Company’s Chief Operating Officer. SPI InterOil Holdings Limited is a dormant shelf company to be used for a future business endeavor.
13. Related parties
During the nine months ended September 30, 2005, $1,056,251 was repaid in full to Petroleum Independent and Exploration Corporation (PIE) which acts as a sponsor of the Company’s oil refinery project. PIE is controlled by Phil Mulacek, an officer and director of InterOil. The loan had interest charged at a rate of 5.75% per annum while it was outstanding in 2005. During the period to September 30, 2005, the Company incurred total interest to PIE amounting to $9,376. All of the interest collected by PIE on this loan was used to pay interest incurred under the Wells Fargo facility.
SPI does not have a Board of Directors. Instead, its articles of association provide for the business and affairs of SPI to be managed by a general manager appointed by the shareholders of SPI and its US sponsor under the Overseas Private Investment Corporation (OPIC), an agency of the US Government, loan. PIE has been appointed as the general manager of SPI. Under the laws of the Commonwealth of The Bahamas, the general manager exercises all powers which would typically be exercised by a Board of Directors, being those which are not required by laws or by SPI’s constituting documents to be exercised by the members (shareholders) of SPI. During the period, $112,500 (Dec 2005 — $150,000, Sep 2005 — $112,500) was expensed for the sponsor’s (PIE) legal, accounting and reporting costs. $112,500 was included in accrued liabilities at September 30, 2006.
Breckland Limited, a company controlled by Roger Grundy, a director of InterOil, provides technical and advisory services to the Company and/or subsidiaries on normal commercial terms. Amounts paid or payable to Breckland during the period amounted to $108,422 (Dec 2005 — $179, 608, Sep 2005 — $95,562).
The services of certain executive officers and senior management of the Company are provided under a management services agreement with DESC. DESC is a U.S. private Company that was partially owned by Christian Vinson, the Company’s Chief Operating Officer prior to its acquisition by InterOil on November 23, 2005 (note 12). In 2005, InterOil acquired 100% of the issued share capital of Direct Employment Services Company (“DESC”) for a total cost of $1,000 which was paid in cash. Christian Vinson received $500 for his 50% interest in DESC. The purchase price reflects the book value of the shares at the time of acquisition. Prior to the acquisition, DESC was paid $670,039 for its management services in the nine months ended September 30, 2005.
Amounts due to Directors and executives at September 30, 2006 totaled $22,500 for Directors fees (Dec 2005 — $30,500, Sep 2005 — $30,500), and $nil for executive bonuses (Dec 2005 — $573,571, Sep 2005 — $320,000). These amounts are included in accounts payable and accrued liabilities.

InterOil Corporation
Notes to Consolidated Financial Statements
(Unaudited, Expressed in United States dollars)

14. Unsecured loan
On January 28, 2005, InterOil obtained a $20 million term loan facility of which a tranche of $10 million was received on January 31, 2005 and the balance of $10 million was received on February 25, 2005. The loan had an interest rate equal to 5% per annum payable quarterly in arrears and includes a 1% arrangement fee of the face amount. On July 21, 2005, the short term loan facility available to InterOil increased from $20 million to $25 million. The term of the loan was fifteen months from the initial disbursement dates, and was repayable at any time prior to expiry with no penalty.
The loan and all accrued interest was repaid during the quarter ended June 30, 2006 and therefore the total balance outstanding at September 30, 2006 is $nil (Dec 2005 — $21,453,132, Sep 2005 — $20,889,196).
15. Secured loan

	September 30,	December 31,	September 30,
	2006	2005	2005
	$	$	$

Secured loan (OPIC) — current portion	—	9,000,000	9,000,000

Secured loan (OPIC) — non current portion	76,000,000	71,500,000	76,000,000
Secured loan (bridging facility) — non current portion	110,053,775	—	—

Total non current secured loan	186,053,775	71,500,000	76,000,000

Total secured loan	186,053,775	80,500,000	85,000,000

OPIC Secured Loan
On June 12, 2001, the Company entered into a loan agreement with OPIC to secure a project financing facility of $85,000,000. The loan is secured over the assets of the refinery project which have a carrying value of $230,951,086 at September 30, 2006 (Dec 2005 — $225,669,179, Sep 2005 — $228,817,564).
The loan agreement was amended on September 25, 2006. The amendment extends the life of the loan for one year, thereby extending the expiration to December 31, 2015. Under the amendment, the next two half yearly payments of principal and interest have been waived with repayments of principal to recommence on December 31, 2007 and interest previously due on December 31, 2006 and June 30, 2007 becoming due on September 30, 2007. Interest relating to the loan Is accrued in the financial statements and has been included in accounts payable and accrued liabilities. Fees of $500,000 associated with the amendment have been included in deferred financing costs and accrued financing costs at September 30, 2006. The agreement contains certain financial covenants which include the maintenance of minimum levels of tangible net worth and limitations on the incurrence of additional indebtedness. Under the amendment, the covenants related to minimum levels of tangible net worth have been waived until June 2008.
The interest rate on the loan is equal to the treasury cost applicable to each promissory note outstanding plus the OPIC spread (3%). During the nine months ended September 30, 2006 the weighted average interest rate was 7.1% (Dec 2005 – 7.1%, Sep 2005 – 7.1%) and the total interest expense included in long term borrowing costs was $4,178,100 (Dec 2005 — $6,038,887, Sep 2005 — $4,525,050).
Deferred financing costs of $1,634,431 (Dec 2005 — $1,256,816, Sep 2005 — $701,484) are being amortized over the period until June 2014.
The accrued financing costs of $1,450,000 (Dec 2005 — $921,109, Sep 2005 — $906,664) included discounting of the liability. The total liability is $1,450,000 and will be due for payment in four quarterly installments of $362,500 commencing on December 31, 2007.
Bridging Facility
InterOil entered into a loan agreement for $130,000,000 on May 3, 2006. The loan is divided into two tranches. Tranche 1, which represents $100,000,000 of the total facility, was available for drawdown from the time the agreement was signed. Up to September 30, 2006, $100,000,000 had been drawn down. Of Tranche 2, which represents the remaining $30,000,000, InterOil has drawn down $18,000,000 as at September 30, 2006. The agreement contains certain financial covenants which include the maintenance of minimum levels of fixed charge ratios, a maximum leverage ratio and limitations on the incurrence of additional indebtedness.

InterOil Corporation
Notes to Consolidated Financial Statements
(Unaudited, Expressed in United States dollars)

15. Secured loan (cont’d)
The full balance of the loan will be repayable on May 3, 2008. Interest is payable quarterly in arrears. The interest rate on the loan will be 4% commencing on May 3, 2006 and ending on March 31, 2007. Between March 31, 2007 and the end of the facility (May 3, 2008), the interest rate will be 10% unless a definitive LNG/NGL Project Agreement is executed by InterOil and the lenders on or before March 31, 2007. If the Project Agreement is delivered on or before March 31, 2007, the interest rate will continue to be 4% for the full life of the loan.
The loan is valued on the balance sheet based on the present value of the expected cash flows. The expected cash flows include not only interest payments but also a 3.5% commitment fee payable to the lenders at the time of each draw down. The expected cash flows were adjusted to take into account the likelihood of different interest rate outcomes relevant to the second year of the facility. Interest expense is recognized based on the market rate of interest InterOil would be expected to pay on such a borrowing should it not be connected to an LNG/NGL Project.
The difference between the book value of the loan at the time of the cash being received and the actual funds drawn down is the LNG project agreement liability in the current liability section of the balance sheet. This liability of $5,092,097 will be transferred to the profit and loss account as income once a definitive LNG/NGL Project Agreement is executed by InterOil and the lenders on or before March 31, 2007.
16. Indirect participation interest
Indirect participation interest

	September 30,	December 31,	September 30,
	2006	2005	2005
	$	$	$

Current portion	19,533,513	35,092,558	38,614,902
Non current portion	29,794,048	30,166,311	39,183,290

Total indirect participation interest	49,327,561	65,258,869	77,798,192

Prior to December 31, 2004, the Company received deposits of $13,749,852 toward an $125,000,000 additional indirect participation interest (“IPI”). The remaining $111,250,148 was received in 2005. The $125,000,000 is subject to the terms of the agreement dated February 25, 2005 between the corporation and certain investors under which InterOil has provided the investors with a 25% interest in an eight well drilling program to be conducted in InterOil’s petroleum prospecting licenses 236, 237 and 238. Under the agreement, all or part of this indirect participation interest may be converted to a maximum of 3,333,334 common shares in the company between June 15, 2006 and the later of December 15, 2006 or until 90 days after the completion of the eighth well at a price of $37.50 per share. Should the conversion to shares not be exercised, the indirect participation interest in the eight well drilling program will be maintained and distributions from success in these wells will be paid in accordance with the agreements. Any partial conversion of an indirect participation interest into common shares will result in a corresponding decrease in the investors’ interest in the eight well drilling program.
Under the indirect participation interest, InterOil is responsible for drilling the eight wells, four of which will be in PPL 238, one in PPL 236, and one in PPL 237. The investors will be able to approve the location of the final two wells. In the instance that InterOil proposes completion of an exploration or development well, the investors will be asked to contribute to the completion work in proportion to their IPI percentage. InterOil will bear the remaining cost. Should an investor choose not to participate in the completion works, the investor will forfeit their right to the well in question as well as their right to convert into common shares.
InterOil has accounted for the $125,000,000 indirect participation interest as a non financial liability with a conversion option. The value of the conversion option was $27,249,587. The balance of $97,750,413 was allocated to the indirect participation interest liability. The initial value of the conversion option was calculated using the Black-Scholes Model with the following assumptions: a risk free rate of 3.2%, a volatility of 45%, a life of 695 days, and a dividend yield of nil. The fair value of the conversion feature as of February 4, 2005, the date the terms of the IPI agreement were initially agreed to with investors, using the Black-Scholes model was $26,121,864. The fair value of the indirect participation interest liability was calculated based on projected costs of $105,000,000 related to completing the Company’s obligations under the IPI agreement, discounted at a rate of 11.25%. The fair value of the indirect participation interest liability component was $93,705,017.

InterOil Corporation
Notes to Consolidated Financial Statements
(Unaudited, Expressed in United States dollars)

16. Indirect participation interest (cont’d)
The sum of the calculated value of the conversion option and the indirect participation interest liability resulted in a calculated value for the indirect participation interest agreement of $119,826,881. The Company used the relative fair value approach to adjust the non-financial liability and the conversion feature associated with the indirect participation interest agreement to equal the total proceeds received in connection with the indirect participation interest agreement. The calculated value of the conversion option was approximately 21.80% of the total calculated value. This percentage was multiplied times the total gross proceeds from the IPI agreement of $125 million to arrive at the book value of the conversion option of $27,249,587. The book value of the indirect participation interest liability of $97,750,413 was calculated in the same manner.
The difference between the original book value of the non-financial liability ($97,740,413) and the actual expenditures, up to $105,000,000, will be treated as accretion expense over the life of the indirect participation interest agreement and is recognized in the income statement using the effective interest rate method. In the event that expenditures for the eight well drilling program exceed $105,000,000, these additional costs will be either capitalized as exploration expenditures or expensed in accordance with the successful efforts method of accounting.
All costs incurred by the company relating to the eight well drilling program, including geological and geophysical costs, and commission costs associated with structuring the agreement, will be charged against the liability to a maximum amount of $105,000,000. To September 30, 2006 a total of $50,912,655 (Dec 2005 — $31,774,513, Sep 2005 — $17,970,822) has been charged against the liability for geological and geophysical costs and drilling costs and an additional $6,364,523 (Dec 2005 — $6,364,523, Sep 2005 — $6,364,523) has been charged against the liability for finance and transaction costs. The liability and the accretion expense were increased during the period by $3,206,835 (Dec 2005 — $5,647,491, Sep 2005 — $4,383,124) for a total increase during the life of the indirect participation interest of $8,854,326 (Dec 2005 — $5,647,491, Sep 2005 — $4,383,124). This amount represents the accretion of the discount calculated on the non-financial liability component of the indirect participation interest. InterOil will bear the costs for subsequent works projects and completion activities in proportion to its remaining ownership in the eight wells. These costs are accounted for in accordance with the company’s stated accounting policies.
InterOil paid financing fees and transaction costs of $8,138,742 related to the indirect participation interest on behalf of the indirect participation interest investors in 2005. These fees have been apportioned between the indirect participation interest and the conversion options in the same proportion as the original $125,000,000 was allocated between the non financial liability and the conversion options. The indirect participation interest liability portion of the finance and transaction costs was $6,364,523 and the remaining $1,774,219 was allocated against the conversion option, reducing the conversion option value to $25,475,368.
Indirect participation interest — PNGDV
As at September 30, 2006, the balance of the PNG Drilling Ventures Limited (“PNGDV”) indirect participation interest in the Company’s phase one exploration program within the area governed by Petroleum Prospecting Licenses “PPL” 236, 237 and 238 is $1,749,626 (Dec 2005 — $9,685,830, Sep 2005 — $9,685,830). This is the result of an amendment to the original agreement whereby PNG Drilling Ventures Limited converted their remaining balance of $9,685,830 into 575,575 InterOil common shares and also retained a 6.75% interest in the next four wells (the first of the four wells is Elk-1). PNGDV also has the right to participate in the 16 wells that follow the first four mentioned above up to an interest of 5.75% at a cost of $112,500 per 1% per well (with higher amounts to be paid if the depth exceed 3,500 meters and the cost exceeds $8,500,000).
The accounting for the amendment to the agreement resulted in the fair value of the shares issue of $7,948,691 being recognized as share capital. The company has also recognized a liability relating to its obligation to drill four wells on behalf of the investors of $3,184,040. The difference between the opening balance and the amount allocated to share capital and the amount allocated to the liability of $1,446,901 has been expensed as a cost of amending the original transaction.
During the period to September 30, 2006, $1,626,694 of geological and geophysical costs and drilling costs have been allocated against the liability of $3,184,040 and the liability has increased by the accretion of $192,280, bringing the remaining balance to $1,749,626.
Other
In addition to the above, PNG Energy Investors (“PNGEI”), an indirect participation interest investor, that converted all of its interest to common shares in fiscal year 2004, has the right to participate up to a 4.25% interest in wells 9 to 24. In order to participate, PNGEI would be required to contribute a proportionate amount of drilling costs related to these wells.

InterOil Corporation
Notes to Consolidated Financial Statements
(Unaudited, Expressed in United States dollars)

17. Non controlling interest
On September 11, 1998 Enron Papua New Guinea Ltd (“Enron”), SPI’s former joint venture partner, exercised its option (pursuant to a January 1997 joint venture agreement with SPI) to terminate the joint venture agreement. Consequently, SPI purchased Enron’s voting, non-participating shares in E.P. InterOil Limited (“EPI”), a wholly owned subsidiary of SPI, for a nominal amount. Enron no longer actively participates in the refinery operations but continues to be a non-voting participating shareholder in EPI. SPI now holds all voting non-participating shares issued from EPI and has sole responsibility for managing the refinery. Enron does not hold any transfer or conversion rights into shares of InterOil Corporation.
At September 30, 2006, a subsidiary, SP InterOil LDC, holds 98.92% (Dec 2005 — 98.83%, Sep 2005 – 98.80%) of the non-voting participating shares issued from EPI.
18. Share capital
The authorized share capital of the Company consists of an unlimited number of common shares with no par value. Each common share entitles the holder to one vote.
Common shares
Changes to issued share capital were as follows:

	Number of shares	$

January 1, 2004	24,815,961	157,449,200

Shares issued for debt	3,184,828	56,698,121
Shares issued on exercise of options	310,095	2,666,333

December 31, 2004	28,310,884	216,813,654

Shares issued for debt	52,000	923,000
Shares issued on exercise of warrants	19,168	540,346
Shares issued on exercise of options	781,268	5,657,500

December 31, 2005	29,163,320	223,934,500

Shares issued on exercise of options	90,618	794,897
Shares issued on conversion of indirect participation interest	575,575	7,948,691

September 30, 2006	29,829,513	232,678,088

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
19. Stock compensation
At September 30, 2006, there were 2,681,100 (Sep 2005 – 862,650) common shares reserved for issuance under the Company stock option plan.
Options are issued at no less than market price to directors, staff and contractors. Options are exercisable on a 1:1 basis. Options vest at various dates in accordance with the applicable option agreement, have an exercise period of three to five years assuming continuous employment by the InterOil Group and may be exercised at any time after vesting within the exercise period. Upon resignation or retirement, vested options must be exercised within 30 days for employees and 90 days for directors.

	Quarter ended September 30,				Nine months ended September 30,
	2006		2005		2006		2005
		Weighted		Weighted		Weighted		Weighted
		average		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise	Number of	exercise
Stock options outstanding	options	price $	options	price $	options	price $	options	price $

Outstanding at beginning of period	888,600	20.90	861,300	18.55	746,800	22.23	1,162,322	9.91
Granted	262,000	14.73	216,450	16.64	544,500	14.36	516,450	25.82
Exercised	(30,000)	(5.27)	(104,900)	(5.71)	(90,618)	(8.19)	(680,922)	(6.11)
Forfeited	(177,500)	(14.16)	(40,000)	(12.00)	(228,500)	(15.69)	(65,000)	(11.33)
Expired	—	—	(70,200)	(25.95)	(29,082)	(12.00)	(70,200)	(25.95)

Outstanding at end of period	943,100	20.95	862,650	20.81	943,100	20.95	862,650	20.81

	Options issued and outstanding			Options exercisable
			Weighted average
Range of exercise		Weighted average	remaining term		Weighted average
price $	Number of options	exercise price $	(years)	Number of options	exercise price $

5.01 to 12.00	10,000	5.27	0.64	10,000	5.27
12.01 to 24.00	615,000	17.72	2.94	102,000	23.94
24.00 to 31.00	318,100	27.70	2.20	99,300	30.30

	943,100	20.95	2.60	211,300	26.04

The fair value of the 544,500 (Sep 2005 – 516,450) options granted subsequent to January 1, 2006 has been estimated at the date of grant in the amount of $4,009,517 (Sep 2005 — $4,834,139) using a Black-Scholes pricing model with the following assumptions: risk-free interest rate of 4.35% for grants between January 1, 2006 and June 30, 2006 and 5.09% between July 1, 2006 and September 30, 2006 (Sep 2005 – 2.5%), dividend yield of nil (Sep 2005 – nil), volatility factor of the expensed market price of the Company’s common stock of 60% for grants between January 1, 2006 and June 30, 2006 and 68% between July 1, 2006 and September 30, 2006 (Sep 2005 – 45%), and a weighted average expected life of the options of 3.72 years (Sep 2005 – 3.4 years). An amount of $1,403,123 (Sep 2005 –$1,086,115) has been recognized as compensation expense for the nine month period.
20. Debentures and warrants
In 2004, InterOil issued a total of $45 million in senior convertible debentures. The debentures were to mature on August 28, 2009 and bore interest at a rate of 8.875% per annum, payable quarterly. The debentures were converted into 2,232,143 common shares of the Company at a fixed conversion price of $20.16 per share on December 31, 2004 at the investors’ option.
In 2004, in connection with the issuance of senior convertible debentures, InterOil issued five-year warrants to purchase 359,415 common shares at an exercise price equal to $21.91. A total of 340,247 (Sep 2005 – 340,247) were outstanding at September 30, 2006. The warrants are exercisable between August 27, 2004 and August 27, 2009. The warrants are recorded at the fair value calculated at inception as a separate component of equity. The fair value was calculated using a Black-Scholes pricing model with the following assumptions: risk-free interest rate of 2.5%, dividend yield of nil, volatility factor of the expected market price of the Company’s common stock of 45% and a weighted average expected life of the warrants of five years.

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
21. Loss per share
Warrants, conversion options and stock options totaling 4,621,681 common shares at prices ranging from $5.27 to $37.50 were outstanding as at September 30, 2006 but were not included in the computation of the diluted loss per share because they caused the loss per share to be antidilutive.
22. Commitments and contingencies
Payments due by period contractual obligations are as follows:

		Less than					More than 5
	Total	1 year	1-2 years	2-3 years	3-4 years	4-5 years	years
	’000	’000	’000	’000	’000	’000	’000
Secured loan obligations	194,000	—	127,000	9,000	9,000	9,000	40,000
Accrued financing costs	1,450	—	1,450
Indirect participation interest — PNGDV (note 16)	1,750	1,750	—	—	—	—	—
Indirect participation interest (note 16)	51,768	20,500	31,268	—	—	—	—
Petroleum prospecting and retention licenses (a)	51	51	—	—	—	—	—

	249,019	22,301	159,718	9,000	9,000	9,000	40,000

(a)	The amount pertaining to the petroleum prospecting and retention licenses represents the amount InterOil has committed to spend to its joint venture partners. In addition to this amount, InterOil must drill an exploration well on PPL 237 in the two year period commencing March 2007. As the cost of drilling this well cannot be estimated, it is not included within the above table.
The company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favour, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.
The company currently has an outstanding US$8.6m cost of control insurance claim for the Elk well which is being assessed by the loss adjusters. The amount and timing of any payment related to this claim is currently unknown.
The Company has income tax filings that are subject to audit and potential reassessment. The findings may impact the tax liability of the Company. The final results are not reasonably determinable at this time and management believes that it has adequately provided for current and future income taxes.
23. Adjustment of September 2005 comparatives
During the quarter ended 30 September 2005, the company adopted an accounting policy with respect to the indirect participation interest (note 16). The policy for the indirect participation interest described in note 16, was applied beginning in the quarter ended September 2005 and some adjustments relating to the adoption of the policy were included in the September 2005 quarterly result. The treatment of the financing costs, as described in note 16, was adopted in December 2005 rather than in September 2005.
The company has re-presented the September 2005 comparatives as if the indirect participation interest accounting policy, including the treatment relating to transaction costs, had been adopted at the inception of the agreement. As a result of this re-presentation, deferred financing costs have decreased by $4,167,829, the current portion of the indirect participation interest has decreased by $42,292,424, the non-current portion of the indirect participation interest increased by $39,183,290 and the conversion options increased by $986,132 from the presentation originally adopted.
With respect to the statement of operations for the nine months to September 30, 2005, short term borrowing expenses have decreased by $2,012,055, accretion expense has increased by $4,383,124 and professional fees have decreased by $326,242 as a result of the re-presentation. The restated net loss for the nine months is $27,120,260 as opposed to the $25,075,433 originally presented. As a result of the re-presentation, the basic and diluted earnings per share has decreased by $0.07/per share from a loss of $0.87 /share to a loss of $0.94/share for the nine months ended September 30, 2005.
For the quarter ended September 30, 2005, accretion expenses have increased by $1,390,351, short term borrowing costs have decreased by $2,012,055, exploration costs, excluding exploration impairment have increased by $2,939,995, exploration impairment has increased by $5,870,986, and professional fees have decreased by $26,067 as a result of the representation. The restated net loss for the three months is $2,911,737 as opposed to the net income of $5,251,473 originally presented. As a result of the re-presentation, the basic and diluted earnings per share has decreased by $0.28/per share from a earning of $0.18/share to a loss of $0.10/share for the quarter ended September 30, 2005.

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
24. Deposit on business acquisition
During the first quarter, the company paid $4,500,000 as a down payment on the acquisition of Shell Papua New Guinea. The remaining balance of the purchase price amounting to $26,139,000 was paid on September 29, 2006, the last business day before the transfer of the Shell assets to InterOil on October 1, 2006. The purchase price of $30,639,000 may be subject to a working capital adjustment. Any such adjustment will be determined during the fourth quarter.